FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number: 001-32458

DIANA SHIPPING INC.
 (Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Diana Shipping Inc. ("the Company"), which was mailed to shareholders of the Company on or around March 30, 2017.

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around March 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 30, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 11, 2017
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Diana Shipping Inc. (the "Company") will be held on May 11, 2017 at 12:00 p.m. local time at The Dolder Grand, Kurhausstrasse 65, 8032 Zurich, Switzerland (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect three Class III Directors to serve until the 2020 Annual Meeting of Shareholders;
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on March 22, 2017 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on March 22, 2017.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis
Secretary

March 30, 2017
 Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 11, 2017
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at The Dolder Grand, Kurhausstrasse 65, 8032 Zurich, Switzerland on May 11, 2017 at 12:00 p.m. local time in Zurich, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about March 30, 2017.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 22, 2017 (the "Record Date"), the Company had outstanding 86,006,017 shares of common stock, par value $0.01 per share (the "Common Shares"). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "DSX."
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has nine directors divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director's successor is elected and has qualified. Accordingly, the Board has nominated Apostolos Kontoyannis and Semiramis Paliou for re-election, and Konstantinos Fotiadis for election, each as a Class III Director whose term would expire at the 2020 annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Apostolos Kontoyannis	68	Class III Director
Semiramis Paliou	42	Class III Director
Konstantinos Fotiadis	66	Class III Director

Apostolos Kontoyannis has served as a Director and as the Chairman of the Company's Compensation Committee and a member of the Company's Audit Committee since March 2005. Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in business administration in Finance from Boston University.
Semiramis Paliou has served as a Director since March 2015. Mrs. Paliou has almost 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. Since November 2016 she serves as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  She is the daughter of Simeon Palios, the Company's Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd and a member of the Greek committee of Nippon Kaiji Kyokai.

Konstantinos Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Diana Containerships Inc. from April 2010 until February 8, 2011. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.  The Company's Board has determined that Mr. Fotiadis is considered to be an independent director under NYSE rules.
Audit Committee. The Company's Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company's accounting controls, recommending to the Board the engagement of the Company's outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. William (Bill) Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Directors

Ioannis G. Zafirakis
Secretary

March 30, 2017
Athens, Greece

Exhibit 99.2

COMPUTERSHARE
Attn: Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

1. Election of Directors

Nominees

01 Apostolos Kontoyannis   02 Semiramis Paliou   03 Konstantinos Fotiadis

The Board of Directors recommends you vote FOR the following proposal:

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com

DIANA SHIPPING INC.
Annual Meeting of Shareholders
May 11, 2017 12:00 PM Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoints the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of DIANA SHIPPING INC. that the shareholders are entitled to vote at the Annual Meeting of Shareholders to be held at 12:00 PM, local time, on May 11, 2017, at The Dolder Grand, Kurhausstrasse 65, 8032 Zurich, Switzerland and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000322611_2 R1.0.1.15